Exhibit (a)(v)

Financial Advisor DPF Self-Tender Email

(Send as needed to Financial Advisors whose clients have had SRP request rejected;

to come from Dividend Capital)

Subject: Dividend Capital Diversified Property Fund Share Redemption Program Rejection

Dividend Capital Diversified Property Fund Share Redemption Program Rejection

As a reminder, in an effort to offer greater liquidity to Dividend Capital Diversified Property Fund (DPF) “Class E” shareholders, DPF’s board of directors has authorized, effective November 12, 2015, an amendment to the current Class E Share Redemption Program (SRP) and the commencement of a Tender Offer to purchase up to $20 million of Class E shares at a price of $7.39 per share that expires on December 23, 2015. Except for reasons of death or disability, Class E stockholders seeking to redeem their shares can only do so for the fourth quarter through this Tender Offer.

We apologize in advance for any inconvenience, but your clients listed below submitted a request for redemption through the existing Class E SRP for reasons other than death or disability so their request has not been honored. In order to be eligible for redemption through the Tender Offer, investors must obtain the tender offer materials (LINK TO THE TENDER OFFER PAGE ON DPF WEBSITE) and submit the required Letter of Transmittal Form in accordance with the terms of the Tender Offer.

LIST OF INVESTORS SPECIFIC TO REP HERE

Attached is the letter (LINK TO SHAREHOLDER LETTER) that was sent to all Class E shareholders regarding these changes.

If you have any questions regarding these changes, please don’t hesitate to contact us at 866.DCG.REIT (324.7348).

Please note: If your investor has a custodian on their account the Letter of Transmittal must be submitted to their custodian for sign off. If mailed directly to our transfer agent with no custodial sign off it will be rejected.

For broker/dealer use only — not for public distribution. This communication shall not constitute an offer to sell or a solicitation of an offer to buy. An offer may only be made by means of a final prospectus. This communication is for broker-dealer use only and is intended solely to provide an update to broker-dealers concerning certain factual information about the issuer. This communication should not be reproduced, distributed, or otherwise shared with investors.